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June 19, 2006

VIA EDGAR Mr. Stephen Krikorian Accounting Branch Chief United States Securities and Exchange Commission Mail Stop 4561 Washington, D.C. 20549

Re:	Tumbleweed Communications Corp. Form 10-K for Fiscal Year Ended December 31, 2005 File No. 000-26223

Dear Mr. Krikorian:

Set forth below are the responses of Tumbleweed Communications Corp. (the “Company”) to the comments raised by the staff of the Securities and Exchange Commission (the “Staff”) in a letter to the Company dated June 6, 2006 (the “Comment Letter”). For your convenience, we have numbered each of the Company’s responses to correspond to the numbered comments in the Comment Letter. Additionally, the text of each of the numbered comments in the Comment Letter has been duplicated in bold type to precede each of the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2005

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies

Mr. Stephen Krikorian

U.S. Securities and Exchange Commission

June 19, 2006

Revenue Recognition, page 47

1.

Your disclosure should clearly indicate the method of recognition for each source of revenue. Refer to Question 1 of SAB Topic 13B. In this regard, tell us what consideration was given to disclosing your method, including the timing, of recognizing revenue associated with licenses, subscription-based licenses, transaction-based licenses, support and maintenance, and training. In addition, we note certain relevant disclosures regarding your revenue recognition methods in your Form 10-K for the period ended December 31, 2002 that appear to be omitted from the most recent Form 10-K for the period ended December 31, 2005. In your response, please also address why this information was deemed to be no longer appropriate.

Response

As disclosed in the Company’s consolidated financial statements, the Company derives its revenues from three sources (i) product revenue; (ii) services revenue; and (iii) intellectual property and other revenue. The Company accounts for all of these revenue sources in accordance with Statement of Position (SOP) 97-2, Software Revenue Recognition (SOP 97-2), as amended by SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition” With Respect to Certain Transactions (SOP 98-9). As further discussed in the Company's consolidated financial statements, the Company generally recognizes revenue when all of the following criteria are met as set forth in paragraph 8 of SOP 97-2: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred; (3) the fee is fixed or determinable; and (4) collectibility is probable. In addition, the Company has disclosed that the timing or amount of revenue recognition is dependent on the assessment of collectibility made at the time of a transaction, which is based on a number of factors, including transaction history and the creditworthiness of the customer. If the Company determines that collection of a fee is not probable, it defers the fee and recognizes revenue upon receipt of payment.

With respect to subscription-based license fees and transaction-based license fees (which are each included in product revenue), the Company supplementally advises the Staff that revenues from subscription-based license fees and transaction-based license fees each represented less than 2% of total revenues for the years ended December 31, 2005, 2004, and 2003. The Company has disclosed a shift away from these revenue sources under the section "Management's Discussion & Analysis". In addition, the Company supplementally advises the Staff that training fees, included in service revenue, represent less than 1% of total revenues for the years ended December 31, 2005, 2004 and 2003. The Company respectfully advises the Staff that these sources of revenue are accounted for in accordance

Mr. Stephen Krikorian

U.S. Securities and Exchange Commission

June 19, 2006

with the Company's disclosed revenue recognition policy, however, given the relative insignificance of these sources of revenue to total revenue, the Company does not believe that further disclosure is presently appropriate but will continue to monitor and augment the disclosure in the event that these percentages materially increase.

With respect to support and maintenance fees, the Company will modify its disclosure in future filings as follows (additions are indicated by bold italic text):

"Tumbleweed recognizes revenue in accordance with Statement of Position (“SOP”) 97-2, Software Revenue Recognition (“SOP 97-2”), as amended by SOP 98-9, Modification of SOP 97-2, “Software Revenue Recognition” With Respect to Certain Transactions (“SOP 98-9”), and generally recognizes revenue when all of the following criteria are met as set forth in paragraph 8 of SOP 97-2: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred; (3) the fee is fixed or determinable; and (4) collectibility is probable. Tumbleweed allocates revenue on software transactions (referred to as an “arrangement” in the accounting literature) involving multiple elements to each undelivered element based on their respective fair values. Specifically, in a multi-element arrangement we allocate revenue first to undelivered elements such as support and maintenance, installation services and training based on each element’s fair value and the residual is allocated to the product license as product revenue. The fair value of support and maintenance fees is recognized ratably over the contractual term of the maintenance, which is typically one year. The fair value of services not considered essential to the functionality of the product or technology delivered is initially deferred and recognized into revenue as the services are performed. Tumbleweed’s determination of fair value of each element in multiple element arrangements is based on vendor-specific objective evidence (“VSOE”). Tumbleweed limits its assessment of VSOE of fair value for each element to the price charged when the same element is sold separately."

2.

Tell us how you recognize revenue sold through indirect channels such as resellers. Specifically identify all criteria considered in determining when to recognize revenue, and explain how you determine when the identified criteria have been met. See paragraphs 26 and 30 of SOP 97-2. Indicate whether you offer these third parties incentives or price protections. Tell us when you are notified that an actual sale has occurred. If you are involved with thinly capitalized channel or distribution partners, tell us how you determine collectibility. Explain whether you examine the end-user’s credit worthiness or that of the distributors. Also tell us what consideration was given to disclosing your policy related to revenue generated through third-party resellers, considering your expectation of expanding sales through these distribution channels as disclosed on page 25 of your filing.

Mr. Stephen Krikorian

U.S. Securities and Exchange Commission

June 19, 2006

Response

The Company recognizes revenue from resellers in the same manner as described above for direct sales. Accordingly, sales through a reseller must meet the Company's disclosed revenue recognition criteria, specifically:

(1) persuasive evidence of an arrangement exists: An executed contract must exist between the reseller and the Company. Moreover, the reseller is required to provide the Company with a purchase order or equivalent written confirmation evidencing each purchase from the Company;

(2) delivery has occurred: The Company delivers products to its customers physically or electronically. For physical deliveries, the Company's standard transfer terms are typically free on board, or FOB, shipping point. For electronic deliveries, delivery occurs when the Company provides the customer access codes or "keys" that allow the customer to take immediate possession of the software;

(3) the fee is fixed or determinable: The Company's determination that an arrangement fee is fixed or determinable depends principally on the arrangement's payment terms. The Company's standard payment terms require the arrangement fee to be due within 90 days. Where these terms apply, the Company regards the fee as fixed or determinable, and recognizes revenue upon delivery (assuming other revenue recognition criteria are met). If the payment terms did not meet this standard, which the Company refers to as "extended payment terms," the Company does not consider the fee to be fixed or determinable and generally recognizes revenue when customer installments are due and payable; and

(4) collectibility is probable: The Company evaluates the credit-worthiness of its resellers in the same manner as it would a customer in a direct sale. If a reseller does not meet the Company’s credit guidelines, revenue from the reseller is recognized upon receipt of payment.

The Company typically does not offer rights of return, rights to refunds without return of the software, or price protections in transactions with resellers. In the event such rights or protections are offered, the Company does not recognize revenue until such rights or protections have expired.

The Company intends to modify its future filings to state that the Company recognizes revenue from resellers in the same manner as direct sales.

3.

You indicate that you typically grant customers a 60-day warranty during which services are provided that are consistent with those performed under support and maintenance agreements. For arrangements that include support and maintenance, tell us when the support and maintenance contractual term commences and when you begin to recognize revenue associated with support and maintenance. Also tell us what consideration was given to including this information in your revenue recognition policy disclosure. Refer to paragraph 56 of SOP 97-2.

Mr. Stephen Krikorian

U.S. Securities and Exchange Commission

June 19, 2006

Response

The Company supplementally advises the Staff that the service period for support and maintenance agreements typically begins on the effective date of the agreement and the Company recognizes support and maintenance revenue ratably over the specified term of the support and maintenance agreement, which is typically one year. Virtually all of the Company’s customers who purchase license contracts also purchase support and maintenance agreements at the time they enter into the license agreement. Under support and maintenance agreements customers receive on-going support and the right to receive future updates and upgrades of the products purchased during the term of the agreement. Warranty services, which commence concurrently with the commencement of the support and maintenance term, are provided by the same organization that provides Tumbleweed’s maintenance and support services, but warranty obligations are more limited in scope than maintenance and support obligations and are typically limited to investigations of questions as to whether or not Tumbleweed’s products are performing to certain published product specifications. The costs related to warranty claims have not been significant.

The Company respectfully submits that the following modification be made to its disclosure in future filings (deletions are indicated by ~~strikethrough~~ text and additions by bold italic text:

"Tumbleweed typically grants its customers a warranty which guarantees that its products will substantially conform to its current specifications for 60 days from the delivery date. ~~Services to be provided under a warranty are consistent with the services performed under support and maintenance purchased by almost all of Tumbleweed’s customers.~~ Tumbleweed ~~provides~~ accounts for the estimated cost of product and service warranties in accordance with Statement of Financial Accounting Standards No. 5, Accounting for Contingencies, based on specific warranty claims received, provided that it is probable that a liability exists, and provided the cost to repair or otherwise satisfy the claim can be reasonably estimated. The amount of the reserve recorded is equal to the costs to repair or otherwise satisfy the claim. Historically, costs related to warranty claims ~~not covered by a support and maintenance agreement~~ have not been significant."

As also requested by the Comment Letter, the Company has separately acknowledged that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Stephen Krikorian

U.S. Securities and Exchange Commission

June 19, 2006

Please feel free to call me at (650) 470-4603 should you have any further questions regarding this matter.

Sincerely,

/s/ Hina Ahmad

Hina Ahmad

cc:	Timothy G. Conley, Tumbleweed Communications Corp.

Barney Cassidy, Tumbleweed Communications Corp.